Exhibit 12

Statement regarding Computation of Ratio of Earnings for Fixed Charges

REGAL-BELOIT Corporation
Ratio of Earnings to Fixed Charges
($000)

	Year Ended					9-Months Ended
	12/31/1999	12/31/00	12/31/2001	12/31/2002	12/31/2003	9/30/2003	9/28/2004
Pre-tax Income	$63,254	$56,550	$34,042	$37,977	$40,843	$30,123	$35,600

Add: Fixed Charges -
Interest Expense	$9,406	$15,332	$22,239	$9,399	$6,462	$4,907	$4,558
mortized Debt Expenses	$230	$475	$1,104	$1,040	$1,058	$787	$1,197
Portion of Rent Expense
Representative of Interest (30%)	$1,257	$1,480	$2,194	$2,078	$2,129	$1,595	$1,629

Total Fixed Charges	$10,893	$17,287	$25,537	$12,517	$9,649	$7,289	$7,384

Earnings Available for Fixed Charges	$74,147	$73,837	$59,579	$50,494	$50,492	$37,412	$42,984
Fixed Charges	$10,893	$17,287	$25,537	$12,517	$9,649	$7,289	$7,384

Ratio of Earnings to Fixed Charges	6.81	4.27	2.33	4.03	5.23	5.13	5.82